July 9, 2018

Kathryn Jacobson

Staff Accountant

Assistant Director

Courtney Lindsay

Staff Attorney

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re: Best Gofer Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed June 28, 2018

File No. 333-224041

Dear Ms. Jacobson;

The following are the Company’s responses to your comment letter dated July 3, 2018.

Amendment No. 2 to Registration Statement on Form S-1

Description of Business, Page 16

1. We note your response to our prior comment 2. Indicate where you plan to operate your business within the United States. In addition, we note that you will be accepting credit cards as a form of payment and collecting personal identifiable information from customers. Please discuss any material regulations applicable to credit card payments and protecting privacy.

The S1 has been amended to reflect the following:

The head office will be established in Israel where the application portal and website will be controlled. Deliveries and other operations will be carried out in all of the United States. The Company has a business license in Nevada and will direct operations from there. All operations will be controlled via the online Gofer platform.

A risk factor has been added to page 6 of the S1/a3 to clarify the risks involved in accepting credit cards as a form of payment and collecting identifiable information from customers and protection of privacy.

2. We note your revisions to your signature page in response to our prior comment 4. Please further revise your signature page to date the signatures, and to designate who is signing in the capacity of principal accounting officer or controller.

The signature page has been amended dating the signatures and to clarify who is signing as principal accounting officer.

Very truly yours,

/s/ Gal Abotbol

Gal Abotbol, CEO

Best Gofer Inc.